February 10, 2006

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C., 20549

Re:

Independence Holding Company

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 16, 2005

File No. 001-32244

Dear Mr. Rosenberg:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”)  contained in your letter (the "Comment Letter") dated January 24, 2006, regarding the above referenced filing of Independence Holding Company ("IHC" or the “Company”). Below is the Staff’s comment followed by our response.

Q1.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of…

Critical Accounting Policies.

Insurance Reserves

1.

Regarding your responses to prior comment one, we note your concern about discussing changes in each key assumption underlying each segment’s reserves. We also note your proposal to discuss hypothetical changes in the loss ratio for your health business as a whole. In light of this, we have the following comments related to the reserves for your Medical Stop-Loss and Group Disability segments:

•

For each of the “primary assumptions” and “key assumptions” you cite, please tell us whether reasonably likely changes in those assumptions could have a material effect on your financial condition, results of operations, or liquidity.

•

For only those assumptions where reasonably likely changes could have a material effect, please expand your proposed disclosures to provide a qualitative and quantitative discussion of the impact of those reasonably likely changes to those assumptions, as would appear to be required by Financial Reporting Release 72.

•

Regarding your Medical Stop-Loss segment, if you conclude that reasonably likely changes to the projected net loss ratio could have a material effect, please tell us whether reasonably likely changes in the underlying factors you cited could have a material effect. (Based on your proposed disclosures, these factors would appear to incude: frequency, severity, and changes in medical cost trends.) If so, please also discuss the impact of reasonably likely changes to those factors.

•

Please note that reasonably likely changes may need to be based on information available to you and based on your judgment. Presumably, they would be more informative and less arbitrary than the hypothetical change you disclosed.

•

As you appear to calculate point estimates in establishing these reserves, please expand your proposed disclosures to address the following:

•

Disclose the various methods considered and the method that was selected to calculate these reserves. If multiple point estimates were generated, describe the different values for those point estimates. Discuss why the method selected was more appropriate over the other methods and why one point estimate was selected, instead of other point estimates.

•

Clarify whether the loss reserves recorded in the financial statements are solely based on the point estimated calculated. If not, discuss how that estimate was used. Quantify and describe the difference between what is recorded in the financial statements and the point estimate.

A1. Our response to each of the bullet points listed in Q1 is provided separately for our Medical Stop-Loss and Group Disability segments.  The Company will update and incorporate its response in the applicable disclosures for its 2005 Form 10-K and other future filings.

Medical Stop-Loss

The Company’s Medical Stop-Loss segment is comprised of Employer Stop-Loss, HMO Reinsurance and Provider Excess.  All of the Company’s Medical Stop-Loss policies are short-duration and are accounted for based on actuarial estimates of the amount of loss inherent in that period’s claims or open claims from prior periods, including losses incurred for claims that have not been reported (“IBNR”). Short-duration contract loss estimates rely on actuarial observations of ultimate loss experience for similar historical events.

The two “primary” or “key” assumptions underlying the calculation of loss reserves for Medical Stop-Loss business are (i) projected net loss ratio, and (ii) claim development patterns.  The projected net loss ratio is set at expected levels consistent with the underlying pricing assumptions (“Projected Net Loss Ratio”). Claim development patterns are set quarterly as reserve estimates are developed and are based on recent claim development history (“Claim Development Patterns”).  The Company uses the Projected Net Loss Ratio to establish reserves until developing losses provide a better indication of ultimate results and it is feasible to set reserves based on Claim Development Patterns.  The Company has concluded that a reasonably likely change in the Projected Net Loss Ratio assumption could have a material effect on the Company’s financial condition, results of operations, or liquidity (“Material Effect”) but a reasonably likely change in the Claim Development Pattern would not have a Material Effect.

Projected Net Loss Ratio

Generally, during the first twelve months of an underwriting year, reserves for Medical Stop-Loss are first set at the Projected Net Loss Ratio, which is set using pricing assumptions developed using completed prior experience trended forward. The Projected Net Loss Ratio is the Company’s best estimate of future performance until such time as developing losses provide a better indication of ultimate results.

While the Company establishes a best estimate of the Projected Net Loss Ratio, actual experience may deviate from this estimate.  While the Company believes that larger variations are possible (as is the case with the 2004 underwriting year which deviated by 10 loss ratio points), based on a review of historical net loss ratios experienced by the Company, the reasonably likely deviation from the expected loss ratio was between three and five loss ratio points.  Therefore, based on its experience to date, it was reasonably likely that the actual experience will fall within a range up to five loss ratio points  above or below the expected pricing loss ratio.  The impact of these reasonably likely changes at December 31, 2004, would be an increase in net reserves (in the case of a higher ratio) or a decrease in net reserves (in the case of a lower ratio) of up to approximately $1.6 million with a corresponding increase or decrease in the pre-tax expense for insurance benefits, claims and reserves in the 2004 Consolidated Statement of Operations.

Major factors that affect the Projected Net Loss Ratio assumption in reserving for Medical Stop-Loss relate to: (i) frequency and severity of claims; (ii) changes in medical trend resulting from the influences of underlying cost inflation, changes in utilization and demand for medical services, the impact of new medical technology and changes in medical treatment protocols; and (iii) the adherence by the MGUs that produce and administer this business to the Company’s underwriting guidelines.   Changes in these underlying factors are what determine the reasonably likely changes in the Projected Net Loss Ratio as discussed above.   Data at this level of detail is not required for the management of medical stop loss business and not collected by stop loss insurance companies.  The pricing and underwriting of medical stop loss business can be managed with data at a higher level of aggregation. For example, it is sufficient for these purposes to maintain claims data in total at the individual claimant level.  It is not necessary to maintain details, such as the portion of claims attributable to hospital costs, which would be required in order to quantify the effect of item (i) in the example below.

For example, the Company experienced unfavorable development in the Medical Stop-Loss segment in 2004, largely for the following reasons: (i) an unexpectedly high frequency of claims reported in 2004 relating to 2003 cases as a result of an unforeseen resurgence in hospital claim trends; (ii) a general “softening” of the Medical Stop-Loss market in 2003 which did not show development until 2004; and (iii) deviations from contractually required underwriting guidelines by certain of its MGUs which were detected by the Company in its 2004 underwriting audits.  The Company sets its pricing and underwriting guidelines at the beginning of each treaty year based on its evaluation of its own experience and current market conditions. The Company’s subsequent analyses identify the qualitative reasons for any unfavorable or favorable development, such as the reasons noted above for 2004.

Claim Development Patterns

Subsequent to the first twelve months of an underwriting year, the Company’s developing losses provide a better indication of ultimate losses. At this point, claims have developed to a level where Claim Development Patterns can be applied to generate reasonably reliable estimates of ultimate claim levels.  Development factors based on historical patterns are applied to paid and reported claims to estimate fully developed claims. Claim Development Patterns are reviewed quarterly as reserve estimates are developed and are based on recent claim development history. The Company must determine whether changes in development represent true indications of emerging experience or are simply due to random claim fluctuations.

The Company also establishes its best estimates of claim development factors to be applied to more developed treaty year experience.  While these factors are based on historical Claim Development Patterns, actual claim development may vary from these estimates.  The

Company does not believe that reasonably likely changes in its actual claim development patterns would have a Material Effect.

Predicting ultimate claims and estimating reserves in Medical Stop-Loss is more complex than first dollar medical and disability business due to the “excess of loss” nature of these products with very high deductibles applying to specific claims on any individual claimant and in the aggregate for a given group.  The level of these deductibles makes it more difficult to predict the amount and payment pattern of such claims.  Fluctuations in results for specific coverage are primarily due to the severity and frequency of individual claims, whereas fluctuations in aggregate coverage are largely attributable to frequency of underlying claims rather than severity. Liabilities for first dollar medical reserves and disability coverages are computed using completion factors and expected loss ratios derived from actual historical premium and claim data.

Due to the short-term nature of Medical Stop-Loss, redundancies or deficiencies will typically emerge during the course of the following year rather than over a number of years.  For Employer Stop-Loss, as noted above, the Company maintains its reserves based on underlying pricing assumptions until it determines that an adjustment is appropriate based on emerging experience from all of its MGUs for prior underwriting years.  Reserves for HMO Reinsurance and Provider Excess are adjusted on a policy by policy basis.  Because of the small number of HMO Reinsurance and Provider Excess policies it writes, the Company is able to evaluate each policy individually for potential liability by reviewing open claims with each HMO or provider group and applying completion factors using historical data.

Point Estimates

The Company does not utilize multiple methods to generate different point estimates for Medical Stop-Loss reserves.  The Company uses the method described above, which in its opinion is the most appropriate method for this block of business.

Group Disability

The Company’s Group Disability segment is comprised of Long Term Disability (“LTD”) and Disability Benefits Law (“DBL”).  The two “primary” or “key” assumptions on which Group Disability reserves are based are: (i) morbidity levels; and (ii) recovery rates. If morbidity levels increase, for example due to an epidemic or a recessionary environment, the Company would increase reserves because there would be more new claims than expected.  In regard to the assumed recovery rate, if disabled lives recover more quickly than anticipated then the existing claims reserves would be reduced; if less quickly, the existing claims reserves would be increased. Advancements in medical treatments could affect future recovery, termination, and mortality rates. With respect to LTD only, other assumptions are:  (i) changes in market interest rates; (ii) changes in offsets; (iii) advancements in medical treatments; and (iv) cost of living (collectively, the “Other Assumptions”).  Changes in market interest rates could change reserve assumptions since the payout period could be as long as 40 years. Changes in offsets such as Social Security benefits, retirement plans and state disability plans also impact reserving. As a result of the forgoing assumptions, it is possible that the historical trend may not be an accurate predictor of the future development of the block. As with most long term insurance reserves that require judgment, the reserving process is subject to uncertainty and volatility and fluctuations may not be indicative of the claim development overall.

While the Company believes that larger variations are possible, the Company does not believe that reasonably likely changes in its “primary” or “key” assumptions would have a Material Effect.

Point Estimates

The Company does not utilize multiple methods to generate different point estimates for Group Disability reserves.  The Company uses industry standard factor tables adjusted for Company experience and plan specific details of the policy, which in its opinion is the most appropriate method for this block of business.

If you have any questions concerning this letter, or if you would like additional information, please do not hesitate to call me at (203) 358-8000.

Very truly yours,

/s/ Teresa A. Herbert

Senior Vice President

Chief Financial Officer